UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 3, 2008

BHP BILLITON LIMITED (ABN 49 004 028 077) (Exact name of Registrant as specified in its charter)	BHP BILLITON PLC (REG. NO. 3196209) (Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA (Jurisdiction of incorporation or organisation) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA (Address of principal executive offices)	ENGLAND AND WALES (Jurisdiction of incorporation or organisation) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

[x]  Form 20-F  [ ]    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    [ ]  Yes    [x]  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Billiton Petroleum

Phil Byrne

Australia Country Manager Analysts Tour 2008

26 October 2008

Disclaimer

Reliance on third party information

The views expressed here contain information that have been derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. This presentation should not be relied upon as a recommendation or forecast by BHP Billiton.

Forward looking statements

This presentation includes forward-looking statements within the meaning of the U.S. Securities Litigation Reform Act of 1995 regarding future events and the future financial performance of BHP Billiton. These forward-looking statements are not guarantees or predictions of future performance, and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, and which may cause actual results to differ materially from those expressed in the statements contained in this presentation. For more detail on those risks, you should refer to the sections of our annual report on Form 20-F for the year ended 30 June 2008 entitled “Risk factors” , “Forward looking statements” and “Operating and financial review and prospects” filed with the U.S. Securities and Exchange Commission.

No offer of securities

Nothing in this release should be construed as either an offer to sell or a solicitation of an offer to buy or sell BHP Billiton securities in any jurisdiction

References in this presentation to “$” are to United States dollars unless otherwise specified.

Slide 2

Agenda

Overview of BHP Billiton

Petroleum in Australia

Projects & Opportunities

Exploration

Slide 3

Overview of BHP Billiton Petroleum

A significant oil and gas exploration and production business

Large and diverse portfolio of operating assets, development opportunities and exploration permits

Operations in six countries

Currently exploring in nine countries

Seven development projects currently in execution and numerous future projects in preparation

A key component of BHP Billiton for almost 40 years

Significance within BHP Billiton evident in the recent FY08 financials

22% of total underlying EBIT

27% of total capital expenditure

67.5% EBIT margin (highest within BHP Billiton)

Volume Growth of 13% in FY08 over FY07 – 318 kboed to 353 kboed

Slide 4

Global operational focus

E Canada UK Algeria Petroleum HQ Gulf of Mexico Colombia Trinidad Pakistan North West Shelf W Australia Bass Strait The Falklands Exploration Producing and development

Slide 5

Maintenance of a deep diversified inventory of growth options


CW Africa Exploration
DRC Smelter
CMSA Heap Leach 2
Olympic Dam Expansion 1
Angola & DRC
Macedon
CMSA Heap Leach 1
RBM
Mad Dog West
HPX3
Newcastle Third Port Exp
Samarco 4
Antamina Exp
Escondida 3rd Conc
Thebe
Cannington Life Ext
WA Iron Ore Quantum 2
Boffa/Santou Refinery
Peak Downs Exp (Caval Ridge)
Ekati
Shenzi Nth
Escondida Moly
CMSA Pyro Expansion
Potash
Red Hill UG
Caroona
Goonyella Expansions
WA Iron Ore RGP 6
WA Iron Ore Quantum 1
Puma
Gabon
Scarborough
GEMCO Exp
Resolution
Potash - Jansen
Olympic Dam Expansion 3
Blackwater UG
Mt Arthur Coal (MACX)
Kennedy
Browse LNG
Neptune Nth
NWS WFGH
Wards Well
Eastern Indonesian Facility
Nimba
Olympic Dam Expansion 2
Corridor Sands
Saraji Exp
New Saraji
Knotty Head
MKO Talc
Cerrejon Opt Exp
Maruwai Stage 2
Angostura Gas
Guinea Alumina
Mt Arthur Coal UG
WA Iron Ore RGP 5
Navajo Sth
NWS CWLH
Bakhuis
Perseverance Deeps
Daunia
Mt Arthur Coal OC (MAC20)
NWS T5
WA Iron Ore RGP 4
Atlantis North
Kipper
Klipspruit
Worsley E&G
GEMCO
Maruwai Stage 1
Shenzi
Turrum
Alumar
Newcastle Third Port
Pyrenees
NWS Nth Rankin B
NWS Angel
Douglas-Middelburg
2013
2009
Future Options
Feasibility
Execution
As at 14 August 2008
Proposed capital expenditure
≤$500m
$501m-$2bn
$2bn+
Petroleum CSG
Other CSGs

bhpbilliton
resourcing the future

Slide 6

Our core strategy and competitive advantages

The core strategy

Large, long-life upstream assets with multiple options – that we operate

Target organic growth opportunities that are material to BHP Billiton

Balanced proven plays and frontier exploration

Functional organisational model to achieve top quartile performance

Our competitive advantages

Balance sheet strength of a super major, with the energy of a start-up

Able to compete technically with super majors in chosen locations

Industry leading geoscience imaging technology in deepwater subsalt

Trusted and dynamic partner

Speed of decisions versus competitors

Slide 7

Agenda

Overview of BHP Billiton Petroleum

Petroleum in Australia

Projects & Opportunities

Exploration

Slide 8

Australia - A key contributor to growth

Australia’s largest oil and gas producer (Operated and Non-operated assets)

Petroleum’s largest contributing assets based in Australia

Five major projects delivered since 2001

Outstanding growth options located in Australia

Five major projects in execution or feasibility

Five major projects under assessment in future options

Scarborough Non-operator North West Shelf Non-operator Browse LNG Non-operator Thebe Operator Griffin Operator Stybarrow Operator Macedon Operator Pyrenees Operator Bass Strait Non-operator Minerva Operator Producing Assets Execution Future Options

Slide 9

Australia production profile

Production (mmboe)

25 22 24 11 2 9 3

22 20 2

20 19 Crude & 9 6 condensate 9 7

15 8

10 13 Natural gas 12

11 9 5

3 NGLs

2 0

Q1 FY 2008 Q2 FY 2008 Q3 FY 2008 Q4 FY 2008 Q1 FY 2009

Slide 10

Operated Assets

Moving to operated assets

Successful delivery of Stybarrow

Sanction of Pyrenees

Portfolio of steady performers

Continued focus on Exmouth sub-basin prospectivity

Assessing value enhancing opportunities

113°E 114°E 115°E 21°E 22°E

WA-255-P (2)

Stybarrow

Griffin Venture

WA-155-P(1)

WA-12-R

Ningaloo Marine Park

EXMOUTH

Commonwealth/State Waters Boundary

Western Australia

0 50km

Stybarrow and Griffin Developments, WA

Slide 11

Stybarrow, Western Australia

BHP Billiton (Operator, 50%)

Start-up ahead of schedule – November 2007

Cost approximately US$760 million (net approximately US$380 million)

Producing 80,000 bbl/day (gross)– at capacity – produced more than 10 mmboe to date (net)

Australia’s deepest offshore facility – water depth approximately 825 metres

Estimated economic field life 10 years

Future infill drilling opportunities

Stybarrow Venture FPSO

Slide 12

Minerva, Victoria

- BHP Billiton (Operator, 90%)
- Gas and condensate producing approximately 93.5 TJ\d gas and approximately 252 bpd condensate
- First production January 2005
- Two subsea wells, onshore gas plant
- Max gross sales gas production rate: 150 TJ\d
- Evaluating front-end compression


Brisbane
Sydney
Adelaide
Melbourne
MINERVA
Longford
0 500km

Slide 13

bhpbilliton
resourcing the future

Griffin, Western Australia

BHP Billiton (Operator, 45%)

Commenced production in January 1994

Gas exported to shore via pipeline

Water depth 130 metres

Currently producing approximately 5,500 boe/d

Field life 2013+

Griffin Venture FPSO

Slide 14

Non-operated assets

North West Shelf Project and Bass Strait are world class assets and material to Petroleum’s business

North West Shelf Project

Currently Australia’s largest gas producer

Increasing production – Train 5, Angel

Bass Strait

Supplies gas to SE Australia

Additional expansion projects underway

Slide 15

North West Shelf Project, Western Australia

Australia’s largest resource project

Gas supplies to the WA market

LNG exported to Japan, China and Korea

Crude oil, condensate and LPG also produced and exported by the North West Shelf Venture

BHP Billiton (Non-operator, ~16.7%)

LNG PLANT

Perseus

North Rankin

Lambert/Hermes

Goodwyn

Echo/Yodel

Sculptor

Angel

Cossack/Pioneer

Wanaea/Cossack

Keast/Dockrell

Wilcox

Dampier

Port Hedland

BARROW ISLAND

Karratha

PIPELINE ROUTE

Pipelines

Gas

Oil

Production/Retention

Exploration License

WESTERN AUSTRALIA

0 50km

Slide 16

North West Shelf Project - Scope

Gas

Trunklines

Slugcatcher

Condensate

LNG 1 LNG 2 LNG 3 LNG 4 LNG 5

Heavy Ends

LPG

Fractionation 1 Fractionation 2 Fractionation 3

Heavy Ends

LPG

Domgas 1 Domgas 2

Gas

Stabiliser 1 Stabiliser 2 Stabiliser 3 Stabiliser 4 Stabiliser 5 Stabiliser 6

LNG

Export

LPG

Export

Gas Sales

Domestic

Condensate

Export

Slide 17

North West Shelf Project – Train 5 LNG Expansion

Train 5 production capacity 4.4 mtpa (100%)

Capital cost BHP Billiton share approximately US$350 million

Total system capacity (Trains 1-5) expected to be 16.3 mtpa (100%)

First LNG production from Train 5 delivered ahead of project schedule – 1 September 2008

Slide 18

North West Shelf Project - Angel

On-line 3 October 2008

Capital cost BHP Billiton share approximately US$200 million

Delivered ahead of schedule and within budget

Will boost offshore production capacity to underpin LNG sales going forward

Produces up to 800 mscf of gas a day and 50,000 barrels of condensate a day (100%)

Slide 19

By 2012, ~60% of gas and LNG production contracts are expected to have price reopener mechanisms available

BHP Billiton Gas and LNG contracts pricing structure (%)

Most current long-term gas contracts contain regular price reopeners

Old gas contracts were negotiated at lower prevailing energy prices

Market trend has been for term LNG pricing to link more closely with crude

Short term LNG sales have been robust prices reflecting strong demand and value of LNG

100% 80% 60% 40% 20% 0%

FY2008 FY2009 FY2010 FY2011 FY2012

Contracts with NO Reopener Contracts to expire within 4yrs

Contracts with reopener (a)

Short term sales (0-4yrs)

Notes: (a) Includes pricing structures closely linked to uncapped market indices

Slide 20

LNG Market Development

With Train 5 recently operational, North West Shelf Venture expected to produce additional cargoes above contracted

LNG demand in Asia region has been strong, driven by growth in emerging markets, oil displacement, nuclear outages and environmental issues

Underlying demand growth likely to remain strong, though near term volatility likely

In near term, new/expanded regional production expected to back-out supply from further afield

Longer term, Australian greenfield supply required, projects likely to face challenging financial and regulatory environment

Slide 21

Bass Strait Overview

Gippsland Basin JV & Kipper Unit JV Infrastructure

Altona Petrochemical Complex

Melbourne

WAG Pipeline

Geelong

Port Philip Bay

Warragul

Trafalgar

Traralgon

Sale

Lakes Entrance

Barry Beach Marine Terminal

C+C Gas NGL Ethane

Long Island Point Fractionation Plant Crude Oil Tank Farm and liquids jetty

Longford Gas Processing and Crude Oil Stabilisation Plant

Proposed Pipelines

Non-GBJV Pipelines

Producing Oil & Gas for almost 40 years to date and still for another 30 years to come

Slide 22

Bass Strait Production

(FY08, Gross 100% Basis) (50% working interest)

Product Quantity Revenue

Crude & Condensate 72,000 bbl/d 60%

Domestic Gas 755 TJ/d ( 700 MMscf/d 115,000 boe/d) 20%

Butane 1,175 tonnes/d (~ 13,000 bbl/d) 8%

Propane 1,560 tonnes/d (20,000 bbl/d) 10%

Ethane 630 tonnes/d (11,000 bbl/d) 2%

Slide 23

Eastern Australia Gas

BHP Billiton supplies gas to Eastern Australia from Bass Strait and Minerva gas fields

Bass Strait directly supplies gas under long term contracts to three markets

Victoria via the Principal Transmission System

Tasmania via the Tasmanian Gas Pipeline

NSW via the Eastern Gas Pipeline

Minerva supplies gas to Victoria and South Australia

Brisbane

Adelaide

MINERVA

Melbourne

Longford

Sydney

BASS STRAIT

0 500km

Slide 24

Agenda

Overview of BHP Billiton Petroleum Petroleum in Australia Projects & Opportunities

Exploration

Slide 25

Australian projects in execution


OIL
GAS
UK
Petroleum HQ
Gulf of Mexico
Trinidad
Algeria
Pakistan

North West Shelf

North Rankin B (16.67%)
- 2,500 mmcfd gas facility
- Start-up anticipated CY12

Bass Strait

Kipper (32.5% - 50%)
- 80mmcfd gas / 10 kbpd condensate development
- Subsea contracts executed
- Start-up anticipated CY11

Turrum (50%)
- 200mmcfd gas / 11 kbpd condensate development
- Start-up anticipated CY11

W Australia

Pyrenees (71.43%)
- 96 kbpd / 60mmcfd gas FPSO development
- FPSO conversion underway
- Start-up anticipated 1H CY10

Note: All production rates on a gross production basis

Slide 26

bhpbilliton
resourcing the future

Pyrenees Project, Western Australia

21 00’s 113 30’E 114 00’E 114 30’E 21 30’S 22 00’s

Pyreness Oil Fields

Stybarrow

Notional Development Area

WA-155-P(1)

WA-12-R

Pyrenees Development Area

Commonwealth State Waters Boundary

Serrurier Island

Muiron Islands

North West Cape

Tubridgi Point

Tent Point

EXMOUTH

Exmouth Gulf

North 0-20 Kilometres

Griffin Venture FPSO

1000m 500m 200m 100m 50m 20m

Ningaloo Marine Park

(Commonwealth Waters)

Ningaloo Marine Park

(State Waters)

Slide 27

Pyrenees Project, Western Australia

BHP Billiton (Operator, 71.43%)

Sanctioned July 2007

Project costs approximately US$1.7 billion (BHP Billiton share approximately US$1.2 billion)

Double hulled

96,000 barrels of oil processing capacity

Water depth 170 -250 metres

Estimated economic field life 25 years

Target for first oil 1H CY10

Slide 28

Bass Strait - Kipper (32.5% working interest, non-operated)

BHP Billiton share approximately US$500 million

Subsea tie-back

10,000 bpd condensate (100%)

Processing capacity 80mmcfd gas (100%)

Line pipe delivered, engineering and procurement progressing

Water depth approximately 100 metres

Start-up expected CY11

Slide 29

Bass Strait - Turrum (50% working interest, non-operated)

BHP Billiton share approximately US$625 million

New platform Marlin B linked by new bridge to existing Marlin A platform

Gas sales expected to commence in 2015 at approximately 200 mmcfd (100%)

11,000 bpd condensate (100%)

Full field development expected to recover approximately 1 trillion cubic feet (tcf) natural gas and 110 million barrels of oil and gas liquids (100%)

Currently in execution

Start-up expected CY11

Slide 30

North West Shelf Project - North Rankin B

BHP Billiton share approximately US$850 million

NRB designed to recover remaining lower pressure gas from the North Rankin and Perseus gas fields

New gas compression gas platform connected by 100 metre bridge to existing North Rankin A platform

2,500 mmcfd gas production (100%)

Detailed engineering and procurement progressing

Start-up expected CY12

Slide 31

Australian projects – pre-execution

Petroleum HQ Gulf of Mexico Trinidad

UK

Algeria

Pakistan

North West Shelf

NWS CWLH

Replacement of FPSO and associated subsea facilities

NWS WFGH

Gas field development

W Australia

Macedon

Subsea wells and gas plant

Thebe

LNG development

Scarborough

LNG development

Browse LNG

LNG development

Eastern Australia

Bass Strait

Development Drilling

Slide 32

Gas Development - Macedon, Western Australia

- BHP Billiton (Operator, 71.43%, Apache 28.57%)
- Shallow gas development in Western Australia, retention lease WA-12R
- Gas is very lean with predominant methane content (~94% methane, ~5% nitrogen)
- Water depth 180 metres, reservoir depth ~1000 metres
- Approximately 10 km from Pyrenees (BHP Billiton, Operator) Oil Field Development


113°E
114°E
115°E
21°E
22°E
WA-255-P (2)
Griffin Venture
WA-155-P (1)
Stybarrow
Pyrenees
WA-12-R
Macedon
Ningaloo Marine Park
EXMOUTH
ONSLOW
Western Australia
0
50km

Macedon Development, WA

Slide 33

bhpbilliton
resourcing the future

Gas Development - Scarborough, Western Australia

- Initial gas supply will be from Scarborough ~8 tcf (BHP Billiton 50%, ExxonMobil 50% - operator)
- Other BHP Billiton owned gas in the vicinity includes Thebe and Jupiter + exploration potential
- ExxonMobil and BHP Billiton discussing optimum development plans for Scarborough
- No liquids (95% methane, carbon dioxide < 1%)
- Target market North Asia


Thebe-2
Thebe-1
Jupiter
Scarborough
Jansz-Io
Wheatstone
NWSV
Pluto
Gorgon
WA-351-P
50km
BHP Billiton Operated
BHP Billiton Non-Operated

Slide 34

bhpbilliton
resourcing the future

Gas Development - Thebe, Western Australia

- During FY08, BHP Billiton discovered and further appraised the Thebe gas field
  - Similar gas composition to Scarborough
  - Evaluating the reservoir
  - Looking at options for development
  - 50 km north of Scarborough
  - Located in 100% owned and operated WA-346-P permit



Thebe-2
Thebe-1
Jupiter
Scarborough
Jansz-Io
Wheatstone
NWSV
Pluto
Gorgon
WA-351-P
50km
BHP Billiton Operated
BHP Billiton Non-Operated

Slide 35

bhpbilliton
resourcing the future

North West Shelf Project - CWLH Life Extension Project

Cossack Pioneer production greater than 60,000 bbl/d (100%)

Evaluating option to extend field lives of Cossack, Wanaea, Lambert and Hermes

Cossack Pioneer replacement studies currently underway with final investment decision expected in Q4 CY2008

Hermes appraisal well currently being drilled to evaluate reserve upside

Potential infill well in 2009

Studies continuing for future infill opportunities

BHP Billiton (Non-operator, ~16.7%)

Cossack Pioneer

Slide 36

Agenda

Overview of BHP Billiton Petroleum

Petroleum in Australia Projects & Opportunities

Exploration

Slide 37

Key exploration and appraisal wells anticipated over coming years

Canadian Laurentian

1 well planned

Gulf of Mexico

8 wells planned

Colombia

2 wells planned

NW Australia

6 wells planned

Falklands

2 wells planned

Malaysia

4 wells planned

Gippsland

1 well planned

Exploration Strategy

Material in size to BHP Billiton

Balance proven plays and frontier exploration

Opportunities with potential for multiple successes Control and Operatorship

Slide 38

Carnarvon Basin - exploration and appraisal activity

- Underwrote acquisition of large multi-client 3D seismic surveys over Exmouth Plateau acreage
- Exploring for additional reserves
  - Black Pearl-1 exploration well in WA-12-R expected to spud Q1 CY09
  - Additional exploration planned in WA-255-P in FY10
- NWSV appraisal and exploration
  - Six month campaign from September 08, building on significant success during FY07 and FY08
  - Hermes oilfield appraisal
  - Lambert West and Nereus exploration
  - Lady Nora and Tidepole appraisal


Keystone 3D seismic ($\sim$2400km^2 on block)
Nereus & Lambert West exploration
Hermes oilfield appraisal
Thebe-2
Thebe-1
Jupiter
Scarborough
Jansz-Io
Wheatstone
Pluto
NWSV
Gorgon
WA-351-P
WA-255-P
Lady Nora & Tidepole appraisal
Aragon 3D seismic (3484km^2)
Black Pearl-1
50km
BHP Billiton Operated
BHP Billiton Non-Operated

Slide 39

bhpbilliton
resourcing the future

Browse Basin – exploration and appraisal activity

- Located approximately 400 km north west of Broome
- Browse complex of fields (Torosa / Calliance/ Brecknock):
  - Recent drilling and acquisition of new seismic data on Torosa and Calliance fields has significantly improved understanding of overall resource base
- Appraisal program continues; development options under evaluation
- Evaluating prospectivity of Argus gas discovery and WA-302-P exploration permit (including possible deepwater extension of Torosa Field)



Crux
Argus
WA-302-P
Ichthys
Torosa
Brecknock
Calliance
100km
BHP Billiton Operated
BHP Billiton Non-Operated

bhpbilliton
resourcing the future

Slide 40

Concluding Remarks

Significant assets

Continued production growth

Commercialising gas opportunities in the region

Major exploration focus

Australia a major contributor to current and future Petroleum production

Slide 41

bhpbilliton

resourcing the future

Slide 42

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: 3 November 2008	By:	Jane McAloon

	Name:	Jane McAloon
	Title:	Group Company Secretary